Exhibit 12.1

WESTLAKE CHEMICAL CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(thousands of dollars)

	Six Months Ended June 30, 2011	2010	2009	2008	2007	2006
Earnings before Income Taxes	256,123	342,960	78,753	(58,022)	158,957	282,549
Fixed Charges	32,970	54,886	50,836	52,031	34,507	31,782
Amortization of Capitalized Interest	—	—	—	—	—	—
Equity Distributions	—	—	—	—	—	—
Capitalized Interest	(97)	(22)	(123)	(3,198)	(2,181)	(3,593)
Equity Investment (Income) Loss	(1,552)	(2,212)	(3,818)	(621)	(2,796)	(1,766)

Earnings	287,444	395,612	125,648	(9,810)	188,487	308,972

Interest Expense	25,722	39,875	34,957	33,957	18,422	16,519
Capitalized Interest	97	22	123	3,198	2,181	3,593
Amortization of Debt Issue Costs	863	2,154	1,461	954	760	850
Portion of Rentals	6,288	12,835	14,295	13,922	13,144	10,820

Fixed Charges	32,970	54,886	50,836	52,031	34,507	31,782

Ratio of Earnings to Fixed Charges	8.7	7.2	2.5	— (1)	5.5	9.7

(1)	Earnings for 2008 were insufficient to cover fixed charges by $61.8 million.